Exhibit 99.2

APRIL 20, 2015

BROOKFIELD ASSET MANAGEMENT INC.

BOUGHT TREASURY OFFERING OF CLASS A LIMITED VOTING SHARES

TERM SHEET

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada.  A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Prospective investors should be aware that the acquisition of the Shares (as defined below) may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the final base shelf prospectus or any applicable shelf prospectus supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

Issuer:	Brookfield Asset Management Inc. (the “Company”).

Issue:

Treasury offering of 19,255,089 class A limited voting shares (“Shares”) of the Company, consisting of 17,860,000 Shares to the public (the “Public Issue”) and a concurrent private placement in Canada of 1,395,089 Shares discussed below (the “Concurrent Private Placement”).

Issue Size:	US$1,075,159,985 consisting of US$1,000,160,000 to the public and a Concurrent Private Placement in Canada of US$74,999,985.

Issue Price:	US$56.00 per Share under the Public Issue.

Over-Allotment Option:

The Underwriters will have an over-allotment option to purchase additional Shares exercisable for a 30-day period following the closing of the Public Issue up to 15% of the Public Issue at the Issue Price (subject to adjustment for the three-for-two stock split of the Company announced on April 8, 2015).

Concurrent Private Placement:

Current officers, directors and shareholders of the Company, including Partners Value Fund Inc., and entities controlled by them (the “Private Placees”), will participate in a private placement at the offering price (net of underwriting commissions) concurrent with the Public Issue. The Private Placees will acquire an aggregate of US$74,999,985 of Shares. The closing of the Concurrent Private Placement will not be a condition to the closing of the Public Issue.

Use of Proceeds:

The net proceeds of the Public Issue and Concurrent Private Placement will be used by the Company for general corporate purposes, including the funding of future investments. Until such time as the net proceeds are used for general corporate purposes, the net proceeds may be temporarily used to reduce short term borrowings.

Form of Offering:

The Shares will be offered: (i) in each of the provinces of Canada by way of a prospectus supplement under the Company’s Canadian short form base shelf prospectus dated June 26, 2013, as amended; (ii) in the United States by way of a prospectus supplement under the Company’s U.S. base shelf prospectus dated June 26, 2013, as amended; (iii) and internationally as expressly permitted by the Company.

Eligibility for Investment:	Eligible for RRSPs, RRIFs, DPSPs, RESPs, RDSPs and TFSAs.

Listing:	The Company’s existing Shares are listed on the Toronto Stock Exchange, the New York Stock Exchange and the NYSE Euronext under ticker symbols “BAM.A”, “BAM” and “BAMA”, respectively.

Trade Date:	April 21, 2015.

Closing Date:	On or about April 27, 2015.

Bookrunners:	CIBC, RBC Capital Markets, Citigroup Global Markets Canada Inc. and Deutsche Bank Securities Inc.

Underwriting Fee:	4.0% on the Public Issue.

The Company has filed a Registration Statement on Form F-10 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Public Issue. Before you invest, you should read the prospectus in that Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and the Public Issue. The Company will also be filing a prospectus supplement relating to the Public Issue with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, the Company, any underwriter or any dealer participating in the Public Issue will arrange to send you the prospectus or you may request it in the United States from CIBC, toll-free: 1-800-282-0822, email: useprospectus@us.cibc.com or from Citigroup Global Markets Canada Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: 1-800-831-9146 or from RBC Capital Markets LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, New York, toll-free: 1-877-822-4089, email: equityprospectus@rbccm.com, or from Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, toll-free: 1-800 503-4611, email: prospectus.cpdg@db.com.